Exhibit 99.1

WNS to Acquire Value Edge Research Services

Adds Domain Expertise, Analytics and Technology Platform in Pharma

NEW YORK, NY and MUMBAI, INDIA, March 11, 2016 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global Business Process Management (BPM) services, today announced that on March 11, 2016 the company entered into a definitive agreement to acquire Value Edge Research Services Pvt. Ltd., a leading provider of commercial research and analytics services to clients in the Pharma / Biopharma industry. Value Edge provides consulting grade marketing and data analytics to a blue-chip roster of globally leading bio-pharma companies. Value Edge has created a cloud-based advanced technology platform designed to provide clients with competitive intelligence (CI) to drive strategic decision-making. Core company offerings include CI, opportunity assessment, forecasting, reporting & dash-boarding, modeling, business intelligence (BI) tool building, and data analysis. The company also provides services in the areas of pricing analytics, patient data analysis, key account management (KAM), sales force effectiveness (SFE), and social media monitoring.

“The acquisition of Value Edge deepens our domain and specialized analytical capabilities in the growing pharma market, and provides WNS with a technology asset which is leverageable across clients and industries,” said Keshav Murugesh, WNS’ Chief Executive Officer. “We are thrilled to welcome Value Edge’s talented industry experts to the WNS family, and look forward to jointly creating new opportunities and true business value for our clients.”

“Value Edge is excited to partner with WNS, and the combination of our firm’s respective capabilities will enable us to help clients in the Pharma / Bio-Pharma industry improve their competitive positioning,” said Rohit Anand, Value Edge’s Founder and Managing Director. “We believe WNS’ global size and strength will allow us to tap new areas of demand, drive deeper relationships and expand our offerings.”

The acquisition of Value Edge is subject to Reserve Bank of India (RBI) approval and other customary closing conditions, and is expected to close in the first quarter of fiscal 2017. Cash consideration for the transaction is $17.5 million plus adjustments for cash and working capital. WNS intends to fund the consideration with cash on hand. Based on Value Edge’s existing book of business, the acquisition is expected to contribute approximately $5 million in revenue for WNS in fiscal 2017. The acquisition is also expected to be accretive to earnings in fiscal 2017. Value Edge currently employs over 100 people in India, the United States and Europe.

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process management company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics, Healthcare and Utilities. WNS delivers an entire spectrum of business process management services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. As of December 31, 2015, WNS had 31,340 professionals across 39 delivery centers worldwide including China, Costa Rica, India, Philippines, Poland, Romania, South Africa, Sri Lanka, United Kingdom and the United States. For more information, visit www.wns.com.

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about Value Edge, our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, the discussions of the completion of our acquisition of Value Edge, the timing of the completion of our acquisition of Value Edge, and the expected benefits of our acquisition of Value Edge, including Value Edge’s expected revenue contribution to WNS and accretive benefit to our earnings, our growth opportunities, industry environment, expectations concerning our future financial performance and growth potential. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; our ability to attract and retain clients; technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; the effects of our different pricing strategies or those of our competitors; and increasing competition in the BPM industry. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States

CONTACT:

Investors:	Media:
David Mackey Corporate SVP–Finance & Head of Investor Relations WNS (Holdings) Limited +1 (201) 942-6261 david.mackey@wns.com	Archana Raghuram Head – Corporate Communications WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com